Brian F. Leaf (703) 456-8053 bleaf@cooley.com	VIA EDGAR

June 25, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.W.

Washington, DC 20549

Attn:	Amy Geddes
Linda Cvrkel
Sonia Bednarowski
Justin Dobbie

Re:	MaxCyte, Inc.
Draft Registration Statement on Form S-1
Submitted May 14, 2021
CIK No. 0001287098

Ladies and Gentlemen:

On behalf of our client, MaxCyte, Inc. (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated June 10, 2021 (the “Comment Letter”), relating to the above referenced Draft Registration Statement on Form S-1 (the “Draft Registration Statement”). In response to the comments set forth in the Comment Letter (the “Comments”), the Company has revised the Draft Registration Statement and is confidentially submitting a revised Draft Registration Statement (the “Amended DRS”) with this response letter.

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to page numbers of the Amended DRS.

Draft Registration Statement on Form S-1

General

1.	Please add the disclosure required by Item 201 of Regulation S-K for the trading of your shares of common stock on the AIM.

Response:	The Company respectfully acknowledges the Staff’s comment but believes that the disclosure simplification rules that went into effect in November 2018 eliminate this requirement in this situation. The Company directs the Staff’s attention to the demonstration version of the amended rules on pages A-169 to A-170 (https://www.sec.gov/rules/proposed/2018/33-10532-demonstration.pdf) and the discussion on pages 100 to 105 of the rules release (https://www.sec.gov/rules/final/2018/33-10532.pdf), each of which indicate that the disclosure of the price history of a company’s equity securities on a foreign stock exchange is no longer required.

June 25, 2021

Prospectus Summary

Overview, page 1

2.	We note your disclosure on page 2 that as of December 31, 2020, you have placed more than 400 electroporation instruments worldwide. Please disclose here how many electroporation instruments you sold outright for the fiscal year ended December 31, 2020 and the number you leased for the fiscal year ended December 31, 2020.

Response:	In response to the Staff’s comment, the Company has revised its disclosure on pages 2, 62 and 84 of the Amended DRS.

3.	Please clarify the difference between your SPLs, research program licenses and clinical program licenses here. In addition, please disclose the term of your SPL agreements and, if true, please disclose that your SPLs are typically terminable at will.

Response:	In response to the Staff’s comment, the Company has revised its disclosure on pages 2 and 86 of the Amended DRS. In addition, the Company has expanded the disclosure on pages 102 to 103 of the Amended DRS to provide a more detailed explanation of each type of agreement.

Our Growth Strategies, page 5

4.	Your disclosure on page 5 that you currently market the VLX Large-Scale Transfection System appears to be inconsistent with your disclosure on page 13 that your growth strategy is to develop and commercialize the VLX and that, in order to do so, you will be required to invest significant time, resources and capital in the development, production and launch of the VLX platform. Please revise for clarity and consistency. In addition, please disclose in your business section an estimate of the cost of completing the development of the VLX platform, a description of the steps you have taken and will have to take in order to sell this product and a timeline of each of the remaining steps.

Response:	In response to the Staff’s comment, the Company has revised its disclosure on pages 5, 13, 14, 90, 106 and 107 of the Amended DRS.

Implications of Being an Emerging Growth Company, page 7

5.	Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated with the review of this filing to discuss how to submit such copies.

Response:	The Company respectfully acknowledges the Staff’s comment and will supplementally provide to the Staff copies of such communications if and once presentations to potential investors begin.

Risk Factors

Risks Related to Our Business and Growth Strategy

Our international operations may raise additional risks, page 18

6.	Please disclose here the percentage of your revenue earned from international customers and identify your most significant international markets.

Response:	In response to the Staff’s comment, the Company has revised its disclosure on page 18 of the Amended DRS.

June 25, 2021

If we fail to offer high-quality customer service, our business and reputation could suffer, page 19

7.	To the extent material to understanding the risks, please disclose the percentage of your revenue that is earned from sales or services by distributors so that investors understand the degree to which you rely on your third-party distributors. In addition, in your business section, please disclose the material terms of your agreements with third-party distributors.

Response:	The Company advises the Staff that for the year ended December 31, 2020, less than five percent of its revenue was earned from sales through distributors, which the Company does not believe to be material to its current business. As a result, the Company does not believe it is necessary to describe the material terms of its agreements with third-party distributors.

In recent periods, we have depended on a limited number of partners for our revenue, page 23

8.	Please disclose the name of the cell therapy company that accounted for 15% of your total revenue or explain why you do not believe that is material in the context of your current business and operations. In addition, please disclose in your prospectus summary that, for the year ended December 31, 2020, one cell therapy company accounted for 15% of your total revenue and that your six largest customers accounted for 40% of your total revenue. In your business section, please disclose the material terms of your agreement or agreements with the company, and file the agreement or agreements as an exhibit or exhibits to your registration statement. Alternatively, tell us why you believe this is not necessary.

Response:	The Company respectfully advises the Staff that it does not believe the name of this customer is material in the context of its business and operations. The Company notes that it has disclosed on page 86 of the Amended DRS the identities of all 12 of its SPL customers whose agreements with the Company have been publicly announced. While the Company does consider the loss of revenue from any one of these SPL customers to be significant, warranting appropriate risk factor disclosure of the potential consequences of such loss, the Company does not believe investors will be more informed of these risks by knowing the identity of the SPL customer that represented the largest portion of the Company’s total revenue for the latest fiscal year. As described in detail in the Amended DRS, a growing portion of the Company’s revenues is derived from episodic, one-time milestone payments under its SPLs. Revenue from milestone payments is highly dependent on the clinical progress of the SPL customer, such that the Company’s revenue mix may fluctuate significantly from period to period. In addition, as the Company enters into additional SPLs and those customers achieve clinical milestones, the Company’s dependence on any single customer or small number of customers will decrease over time.

Because the Company’s SPLs have been entered into in the ordinary course of its business, and as described above the Company does not believe its business is substantially dependent on any single SPL, the Company does not believe it is necessary to file any of the SPL agreements as an exhibit to the registration statement under Item 601(b)(10) of Regulation S-K.

However, in response to the Staff’s comment, the Company has added the requested disclosure on pages 3, 67 and 88 of the Amended DRS. In addition, in response to this comment and Comment 3, the Company has expanded the disclosure on pages 102 to 103 of the Amended DRS to describe the material terms of the SPLs in general terms. The Company notes that the specific terms of each individual SPL are not disclosed for competitive reasons; however, between the expanded disclosure in the Amended DRS and the illustrative economic terms to the Company of a representative SPL previously described in the Draft Registration Statement, the Company believes that investors have sufficient information to understand the Company’s revenue model.

June 25, 2021

Risks Related to the Supply and Manufacturing of Our Products

We depend on continued supply of components, page 25

9.	Please revise to disclose here and in your business section that, for the year ended December 31, 2020, you purchased approximately 47% of your inventory from a single supplier. In addition, in your business section, please disclose the material terms of your agreement with the supplier and file the agreement as an exhibit to your registration statement or tell us why you believe this is not necessary.

Response:	In response to the first part of the Staff’s comment, the Company has revised its disclosure on pages 25 and 110 of the Amended DRS.

With respect to the second part of the Staff’s comment, the Company respectfully submits that it does not believe that the agreement is required to be filed pursuant to Item 601(b)(10) of Regulation S-K or that it is not necessary to disclose the material terms of the agreement. Item 601(b)(10)(ii)(B) of Regulation S-K provides that if an agreement is such as ordinarily accompanies the kind of business conducted by the issuer, such as the Company’s supply agreements with its vendors, it will be deemed to be made in the ordinary course of business, and therefore need not be filed unless the agreement is one upon which a registrant’s business is “substantially dependent.”

The Company advises the Staff that it has alternative sources of suppliers for its products and, as a result, its business is not substantially dependent on its current single source suppliers. The Company has, and continues to identify, additional suppliers for each of its components as part of its overall risk management strategy and believes that it could enter into agreements with and procure products from alternative suppliers on a timely basis and on substantially similar terms as its current suppliers. Moreover, the Company strives to manage the potential short-term supply disruption risk by keeping minimum inventory in stock levels. The Company’s relationships with its suppliers are not exclusive, and the Company does not have minimum purchase obligations under its supply arrangements.

Use of Proceeds, page 55

10.	Please disclose the approximate amount intended to be used for each purpose identified on page 55. In addition, if any material amounts of other funds are necessary to accomplish the specified purposes for which the proceeds are to be obtained, please state the amounts of such other funds needed for each specified purpose and the sources thereof.

Response:	In response to the Staff’s comment, the Company has revised its disclosure on page 55 of the Amended DRS.

Business, page 80

11.	Please revise to disclose the material terms of your agreements for the sale of your instruments, the material terms of your agreements for the lease of your instruments and the material terms of your SPLs, including the terms of the associated licenses.

June 25, 2021

Response:	In response to the Staff’s comment, the Company has revised its disclosure on pages 102 to 103 of the Amended DRS. The Company supplementally advises the Staff that its agreements for the lease of instruments are the research licenses and clinical licenses described on page 102 of the Amended DRS. The Company's sale arrangements consist of a purchase order that contains pricing terms, as well as standard terms relating to (i) the Company's standard one-year warranty, (ii) the Company's obligations in connection with equipment installation and maintenance, software updates and technical support and (iii) the license to use the instrument for research or cell therapy, as applicable. The other terms and conditions of sale relate to pricing, taxes, payment and delivery terms and various customer undertakings in connection with permitted uses of the instrument.

Overview, page 82

12.	For each of the 11 indications identified on page 82, please disclose the phase of FDA approval process for each product, and disclose a brief explanation of the FDA approval process, including a discussion of the general timeline and the fact that approval may never be obtained.

Response:	In response to the Staff’s comment, the Company has revised its disclosure on pages 86 and 87 of the Amended DRS.

Our Market Opportunity, page 94

13.	Please revise the table on page 96 to include Phase 3 of the FDA approval process.

Response:	In response to the Staff’s comment, the Company has revised the graphic on page 101 of the Amended DRS. The Company supplementally advises the Staff that it does not currently have the detailed data to disaggregate the Phase 2 programs from the Phase 3 programs.

Sales and Marketing, page 102

14.	We note your disclosure on page 102 that you intend to expand your sales, support and marketing efforts in regions with a concentrated life sciences presence. Please disclose your plans, including the regions in which you intend to expand, whether you intend to increase your sales employees or increase the number of third-party distributors, an estimate of the costs and an estimate of the timeline of your current plans. Similarly, please discuss your specific plans for moving the cleanroom assembly activities in-house, including the timeline, the steps involved in establishing your cleanroom for assembly activities and an estimate of the costs of establishing the cleanroom.

Response:	In response to the Staff’s comment, the Company has revised its disclosure on pages 109 and 110 of the Amended DRS.

Description of Capital Stock

Choice of Forum, page 136

15.	We note your disclosure that the exclusive forum provision in the fifteenth amended and restated certificate of incorporation, which identifies the Court of Chancery of the State of Delaware as the exclusive forum for specified actions, does not apply to suits brought to enforce a duty or liability created by the Securities Act or Exchange Act. Please ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act. We also note your disclosure on page 136 that the fifteenth amended and restated certificate of incorporation will provide that the federal district courts of the United State of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. Please disclose that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Response:	The Company respectfully acknowledges the Staff’s comment and will ensure that the exclusive forum provision in its certificate of incorporation, to be filed as an exhibit to a future amendment to the Registration Statement, states clearly that it does not apply to suits brought to enforce a duty or liability created by the Securities Act or Exchange Act. In response to the Staff’s comment, the Company has revised its disclosure on page 143 of the Amended DRS.

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June 25, 2021

Please direct any questions or comments concerning the Amended DRS or this response letter to either the undersigned at (703) 456-8053 or Katie Kazem at (703) 456-8043.

Very truly yours,

/s/ Brian F. Leaf
Brian F. Leaf

cc:	Doug Doerfler, MaxCyte, Inc.
Amanda Murphy, MaxCyte, Inc.
Maher Masoud, MaxCyte, Inc.
Christian E. Plaza, Cooley LLP
Katie A. Kazem, Cooley LLP
Michael D. Maline, DLA Piper LLP
Patrick O’Malley, DLA Piper LLP